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Exhibit 99.4

The Stars Group Announces 2019 Annual Meeting of Shareholders and First Quarter 2019 Earnings Release Details

        TORONTO—April 17, 2019—The Stars Group Inc. (NASDAQ: TSG)(TSX: TSGI) today announced that its 2019 Annual Meeting of Shareholders will be held on Wednesday, May 15, 2019 at 11:00 a.m. ET at the TMX Broadcast Centre at The Exchange Tower, located at 130 King St. W., Toronto, Ontario, Canada M5X 2A2. The Stars Group also announced that it currently intends to release its financial results for the first quarter ended March 31, 2019 prior to the start of trading on the same day and will host a conference call and webcast to discuss the same. Conference call and webcast details will be provided at a later date.

        In connection with the meeting, The Stars Group earlier today filed its notice of annual meeting of shareholders and management information circular and related forms on both SEDAR and EDGAR and will post the same to the investor relations section of its website at www.starsgroup.com/the-stars-group/investor-relations/financial-and-corporate-information. The management information circular includes routine matters such as the election of directors and other annual matters.

About The Stars Group

        The Stars Group is a provider of technology-based product offerings in the global gaming and interactive entertainment industries. Its brands have millions of registered customers globally and collectively are leaders in online and mobile betting, poker, casino and other gaming-related offerings. The Stars Group owns or licenses gaming and related consumer businesses and brands, including PokerStars, PokerStars Casino, BetStars, Full Tilt, BetEasy, Sky Bet, Sky Vegas, Sky Casino, Sky Bingo, Sky Poker, and Oddschecker, as well as live poker tour and events brands, including the PokerStars Players No Limit Hold'em Championship, European Poker Tour, PokerStars Caribbean Adventure, Latin American Poker Tour, Asia Pacific Poker Tour, PokerStars Festival and PokerStars MEGASTACK. The Stars Group is one of the world's most licensed online gaming operators with its subsidiaries collectively holding licenses or approvals in 21 jurisdictions throughout the world, including in Europe, Australia, and the Americas. The Stars Group's vision is to become the world's favorite iGaming destination and its mission is to provide its customers with winning moments.

For investor relations and media inquiries, please contact:

        Vaughan Lewis, Tel: +1 437-371-5730, ir@starsgroup.com and press@starsgroup.com

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  Exhibit 99.4